--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

              Report on Form 6-K dated for the month of April 2008

                                  ------------

                             Homex Development Corp.
                 (Translation of Registrant's Name Into English)

                                  ------------

                   Boulevard Alfonso Zaragoza Maytorena 2204.
                    Bonanza 80020. Culiacan, Sinaloa, Mexico.
                    (Address of principal executive offices)

                                  ------------

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X         Form 40-F
                              -----                -----

      (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes            No
                               -----         -----

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- ) [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Enclosure:        April 25, 2008

          Homex Announces Equity International's Sale of Common Shares

      CULIACAN, Mexico, April 25 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A.B de C.V. (Homex or the Company) (NYSE: HXM) (BMV: HOMEX), Mexico's largest homebuilder focused on building affordable entry-level and middle-income housing in Mexico, today announced that Equity International, has sold approximately
11.0 million common shares of Homex.

      Beginning in 2002, Equity International became a major investor in Homex. In recent months, Equity International has been reducing its ownership position in the Company, including a February 1st, 2008 transaction in which 5.1% of Homex common stock was sold to the family of Homex's founders. Today, pursuant to the liquidation plans for Equity International's investment fund, Equity International decided it was the optimal time to sell the remainder of its stake in Homex.

      In connection with the stock sale, Gary Garrabrant, Equity International's Chief Executive Officer, resigned as a member of the Homex Board of Directors, effective today.

      "The last five years have been a period of tremendous growth for Homex, and we were fortunate to benefit from Equity International's extensive experience in capital markets and its proven success in international real estate investments. They have been an ideal partner in our Company," said Gerardo de Nicolas, Chief Executive Officer of Homex.

      Our partnership with Homex has been tremendously successful for both Homex and Equity International," said Mr. Garrabrant. "We believe in the strength of the Mexican homebuilding industry and are confident Homex will continue to thrive in this market. We know we will continue to share a long and prosperous relationship with Homex."

      About Homex

      Desarrolladora Homex, S.A.B. de C.V. (NYSE: HXM) (BMV: HOMEX) is a leading, vertically integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest home builder in Mexico, based on revenues, number of homes sold and net income. For additional corporate information, please visit: www.homex.com.mx.

      About Equity International

      Equity International is a private equity firm that invests in real estate-related businesses outside of the United States. Established in 1999 by Sam Zell and Gary Garrabrant, Equity International recognized as a leading international investor and partner of choice with multi-dimensional capability. Equity International is affiliated with Equity Group Investments, LLC, the investment company founded and led by Sam Zell, and one of the world's largest owners of real estate. For more information, please visit: www.equityinternational.com.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                           Homex Development Corp.


Date: April 25, 2008
                                           By: Alan Castellanos
                                           Name: Alan Castellanos
                                           Title: Chief Financial Officer


                                           By: Ramon Lafarga
                                           Name: Ramon Lafarga
                                           Title: Administrative and
                                                  Accounting Officer